E: Lou@bevilacquapllc.com

T: 202.869.0888 (ext. 100)

W: bevilacquapllc.com

June 26, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, DC. 20549

Attn:	Nicholas O’Leary
Katherine Bagley

Re:	Energy Exploration Technologies, Inc.
Post-Qualification Amendment No. 3 to Offering Statement on Form 1-A
Filed June 16, 2026
File No. 024-12616

Ladies and Gentlemen:

On behalf of our client, Energy Exploration Technologies, Inc. (the “Company”), we hereby submit the Amendment No. 1 to Post-Qualification Amendment No. 3 to the Company’s Offering Statement on Form 1-A (the “Offering Statement”), and related responses to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) on the Offering Statement set forth in the Staff’s letter dated June 25, 2026. For the convenience of the Staff, each of the comments set forth in the Staff’s letter is included herein and followed by a corresponding response from the Company. Unless the context indicates otherwise, references in this letter to “we”, “us”, and “our” refer to the Company on a consolidated basis.

Post-Qualification Amendment No. 3 to Offering Statement on Form 1-A

General

1.	We note your disclosure that the 356,603 shares you are qualifying in this post-qualification amendment correspond to 356,603 shares sold in this offering during July 2025, which, as of July 1, 2026, will have fallen outside of the rolling 12-month maximum offering amount limitation set forth in Rule 251(a)(2). However, the Rule 251(a)(2) lookback period for your offering includes sales made in the months of July 2025 and 2026, and additional shares will not fall outside of the lookback period until 12 months after the date each were sold in July 2025. Therefore, please revise your offering circular to include amounts eligible for sale within the $75 million maximum for the relevant 12-month period. If you wish to qualify the 356,603 securities at a price of $13.00 per share, please revise to address the following:

●	The latest date the 356,603 shares were sold in July 2025; and

●	The commencement date for this offering resulting in a maximum offering amount that complies with Rule 251(a)(2).

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that the Offering Statement has been revised in response thereto. The Company is no longer seeking qualification of the 356,603 additional shares referenced in the Staff’s comment. The Offering Statement now reflects that PQA No. 3 is being made in order to: (i) update certain disclosures in the previously qualified Offering Circular; and (ii) incorporate and consolidate disclosures made in all Form 1-U and Form 253(g) filings made on behalf of the Company since qualification of PQA #2, as appropriate, and (iii) comply with Rule 252(f)(2)(i) with respect to our audited financial statements for the fiscal year ended December 31, 2025.

800 Connecticut Ave., NW, Suite 300 Washington, DC 20006

PG. 2

2.	As a related matter, we note your disclosure that, “[a]s of the date of this offering circular, we have sold approximately 4,131,147 Shares in this offering, at an average price per share equal to $10.28 (including bonus shares issued), for gross proceeds of $44,514,772,” and that this total consists of, among other share issuances, 1,779,860 shares at $10.00 per share for gross proceeds of $17,798,600 and 199,900 bonus shares at no consideration. Based on these disclosures, it is unclear whether you are including the $1,999,000 attributable to the bonus shares in your calculation of the maximum offering amount for the relevant 12-month lookback period. Please clarify whether your calculation of the 356,603 shares available for sale at $13.00 per share takes into account the bonus shares issued over the relevant lookback period. If the value of the bonus shares is not included in your current calculation of your maximum offering amount, please revise the amount or price of shares you are seeking to qualify accordingly. Refer to Note to Paragraph (a) of Rule 251.

Response: We acknowledge the Staff’s comment. Notwithstanding the Company’s response to the Staff’s comment no. 1 above, we respectfully advise the Staff that the cover page and pages 3, 35, and 78  of the Offering Circular set forth a detailed breakdown of the shares sold in this offering, the related pricing history, and the corresponding gross proceeds. As reflected in those disclosures, the Company has sold shares at $10.00, $11.00, $12.00, and $13.00 per share, together with the corresponding gross proceeds and Bonus Share issuances, as set forth below:

As of the date of this offering circular, we have sold approximately 4,131,147 Shares in this offering, at an average price per share equal to $10.28 (including bonus shares issued), for gross proceeds of $44,514,772 (exclusive of transaction fees), consisting of:

●	1,779,860 shares at $10.00 per share, for gross proceeds of $17,798,600 (exclusive of transaction fees), and issued 199,900 Bonus Shares (the maximum reserved under our Bonus Share Program) at no consideration, after which we filed an offering circular supplement increasing the price per share from $10.00 to $11.00;

●	1,566,747 shares at $11.00 per share, for gross proceeds of $17,234,217 (exclusive of transaction fees, after we filed an offering circular supplement to increase the price per share of the shares for sale in this offering, from $11.00 to $12.00;

●	717,065 shares at $12.00 per share, for gross proceeds of $8,604,780 (exclusive of transaction fees); after which we filed a post qualification amendment to increase the price per share from $12.00 to $13.00; and

●	67,475 shares at $13.00 per share, for gross proceeds of $877,175 (exclusive of transaction fees).

We respectfully submit that the foregoing tiered disclosure provides sufficient clarity as to the Company’s calculation of the amount of securities sold during the relevant 12-month period.

PG. 3

3.	We note that the bottom of your website includes a disclaimer and a hyperlink to “[t]he most recently qualified offering circular,” and links to your prospectus supplement dated April 17, 2026. Please revise your website to include the language and hyperlink(s) required by Rule 251(d) and 255(b) and (d). In this regard, the disclaimer does not include all of the language required by Rule 255(b)(1)-(3), and the hyperlink does not link to the most recent version of your Preliminary Offering Circular. As a related matter, we note that your website contains a hyperlink to begin a process to invest. Please ensure that the landing page for your “invest” hyperlink includes the appropriate legends and hyperlinks noted above.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that the disclaimers referenced therein have been revised to add the language and hyperlinks required by Rules 251(d) and 255(b) under Regulation A. The revised disclaimer is set forth below for the Staff’s convenience:

IMPORTANT INFORMATION CONCERNING OUR ONGOING REGULATION A OFFERING

Energy Exploration Technologies, Inc. (“EnergyX,” “we,” “us,” or “our”) is conducting an offering of securities pursuant to Regulation A under an offering statement that has been qualified by the U.S. Securities and Exchange Commission (the “SEC”) (the “Currently Qualified Offering Statement”). Offers and sales under the Currently Qualified Offering Statement are being made solely by means of EnergyX’s most recent qualified offering circular, together with any supplements thereto (collectively, the “Currently Qualified Offering Circular”). Prospective investors should read the Currently Qualified Offering Circular carefully before investing. The Currently Qualified Offering Circular is available here: [CURRENT QUALIFIED OFFERING CIRCULAR LINK].

EnergyX has filed Post-Qualification Amendment No. 3 to the offering statement (“PQA No. 3”) with the SEC. PQA No. 3 has not been qualified by the SEC, and EnergyX is not seeking to qualify additional shares in PQA No. 3. The most recent preliminary offering circular filed as part of PQA No. 3 (the “Preliminary Offering Circular”) is available here: [LINK TO MOST RECENTLY FILED PQA NO. 3]. Information contained in the Preliminary Offering Circular is subject to completion or amendment. The Preliminary Offering Circular is not the Currently Qualified Offering Circular and may not be used as the basis for any sale of securities unless and until the offering statement, as amended by PQA No. 3, is qualified by the SEC.

While PQA No. 3 is pending, and only for so long as sales continue to be permitted under the Currently Qualified Offering Statement, EnergyX may continue to offer and sell securities under the Currently Qualified Offering Circular until the earlier of (i) the qualification of the offering statement, as amended by PQA No. 3, and (ii) July 1, 2026. All such offers and sales must be made solely pursuant to the Currently Qualified Offering Circular and otherwise in compliance with applicable law.

WITH RESPECT TO PQA NO. 3, THE PRELIMINARY OFFERING CIRCULAR, AND ANY RESERVATION, WAITLIST SUBMISSION, INVESTMENT AMOUNT INDICATION, OR OTHER INDICATION OF INTEREST RELATING TO THE OFFERING AS IT WOULD BE AMENDED BY PQA NO. 3 FOLLOWING JULY 1, 2026, UNLESS EARLIER QUALIFIED:

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT, AS AMENDED BY PQA NO. 3, IS QUALIFIED BY THE SEC, AND ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ITS ACCEPTANCE IS GIVEN AFTER THE QUALIFICATION DATE. A PERSON’S INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. THE PRELIMINARY OFFERING CIRCULAR FILED AS PART OF PQA NO. 3 IS SUBJECT TO COMPLETION OR AMENDMENT. SECURITIES MAY NOT BE SOLD, NOR MAY OFFERS TO BUY SECURITIES BE ACCEPTED, PURSUANT TO PQA NO. 3 BEFORE THE OFFERING STATEMENT, AS AMENDED BY PQA NO. 3, IS QUALIFIED BY THE SEC. THIS PRELIMINARY OFFERING CIRCULAR SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR MAY THERE BE ANY SALES OF THESE SECURITIES, IN ANY STATE OR JURISDICTION IN WHICH SUCH OFFER, SOLICITATION, OR SALE WOULD BE UNLAWFUL BEFORE REGISTRATION, QUALIFICATION, OR COMPLIANCE UNDER THE SECURITIES LAWS OF THAT STATE OR JURISDICTION.*

PG. 4

If the offering statement, as amended by PQA No. 3, has not been qualified by the SEC on or before July 1, 2026, EnergyX will not, after July 1, 2026, accept any subscription, investment commitment, purchase price, or other consideration, and will not sell any securities in the offering, unless and until the offering statement, as amended by PQA No. 3, is qualified by the SEC.

* For the avoidance of doubt, the statements above apply only to PQA No. 3, the Preliminary Offering Circular, and any reservation, waitlist submission, investment amount indication, or other indication of interest relating to the offering as it would be amended by PQA No. 3. Those statements do not limit valid subscriptions that are submitted and accepted through EnergyX’s authorized investment process on or before July 1, 2026 under the Currently Qualified Offering Circular, provided that those subscriptions are made solely pursuant to the Currently Qualified Offering Circular and otherwise comply with applicable law.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SEC; HOWEVER, THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

* * *

If you would like to discuss any of our responses to the Staff’s comments or any other matters related to the Offering Statement, please contact Louis A. Bevilacqua at (202) 869-0888 (ext. 100) or Patrick G. Costello at (202) 869-0888 (ext. 130).

Sincerely,

/s/ Louis A. Bevilacqua
Louis A. Bevilacqua
Bevilacqua PLLC

cc: Teague Egan, Chief Executive Officer